Presidential Realty Corporation
180 South Broadway, White Plains, NY  10605                   (914) 948-1300

                                                         May 10, 2006

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Presidential Realty Corporation
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed March 31, 2006
         File No. 1-08594

Dear Ms. van Doorn:

We have reviewed the comments set forth in your letter dated May 1, 2006 to the undersigned and have the following responses. For your convenience we have set forth each comment below followed by the Company's responses.

Form 10-KSB

Item 6 Management's Discussion and Analysis or Plan of Operation
Funds from Operations, page 34

1. Revise to remove the FFO payout ratio since FFO is defined as a performance measure rather than a liquidity or cash flow measure. We would not object to the comparison of distributions to a cash flow measure, such as cash flows from operating activities.

RESPONSE:

We will comply and remove the FFO payout ratio from Funds from Operations in
Item 6 Management's Discussion and Analysis or Plan of Operation.

Financial Statements

2. We note that 71% of the Company's assets represent investments in and advances to joint ventures with entities controlled by Mr. Lichtenstein and we note that you have included the financial statements of these investments as Exhibits to the Form 10-KSB in accordance with Rule 3-09 of Regulation S-X. However, since the loans appear to be all non recourse and secured by specific properties, clarify to us how this satisfies the requirements of SAB Topic 1I. In addition, disclose in the filing the dollar amount of guarantees from Mr. Lichtenstein and sufficient information to allow an investor to assess his ability to perform under the




Presidential Realty Corporation                                Page 2 of 3


     guarantee including his net worth and whether the net worth is derived from material amounts of assets that are not readily marketable.

RESPONSE:

The limited liability companies whose audited financial statements are included as an Exhibit to our Form 10-KSB own no properties or assets other than the nine malls that are specified in the audited financial statements and in our Form 10-KSB. Each individual limited liability company is a single purpose entity which is prohibited by its organizational documents from owning any assets other than the specified shopping mall properties. As a result, we believe that we are in compliance with SAB Topic 1I.

With respect to your comment about the personal guarantees of Mr. Lichtenstein, please be advised as follows:

(1) The total loans outstanding from Mr. Lichtenstein's entities (other than the Company's investments in and advances to joint ventures with entities controlled by Mr. Lichtenstein) were $9,875,000 at December 31, 2005 (which amount has since been reduced to $7,450,000 as a result of principal repayments). Of that amount, $5,375,000 of indebtedness, secured by interests in five apartment properties, is guaranteed by Mr. Lichtenstein up to a maximum amount of $3,137,500.

(2) The five apartment properties securing the $5,375,000 of loans have an aggregate appraised value of $107,000,000 and are subject to first mortgage indebtedness in the aggregate amount of $79,116,000, leaving an aggregate equity of $27,884,000. Because of the substantial equity in these properties, it is unlikely that Presidential will have to call upon the personal guarantees of Mr. Lichtenstein.

(3) Management has from time to time reviewed the unaudited statements of assets and liabilities of Mr. Lichtenstein and believes that Mr. Lichtenstein has sufficient net worth and liquidity to satisfy his obligations under the guarantees.

Accordingly, we propose to make the following disclosure with respect to the loans partially guaranteed by Mr. Lichtenstein:

     "The Lightstone Group is controlled by David Lichtenstein. At March 31, 2006, in addition to Presidential's investments of $21,861,433 in these joint ventures with entities controlled by Mr. Lichtenstein, the Company has three loans that are due from entities that are controlled by Mr. Lichtenstein in the aggregate outstanding principal amount of $7,449,994 with a net carrying value of $6,744,798. Two of the loans in the outstanding principal amount of $5,375,000, with a net carrying value of $4,669,804, are secured by interests in five apartment



Presidential Realty Corporation                                page 3 of 3




     properties and are also personally guaranteed by Mr. Lichtenstein up to a maximum amount of $3,137,500. The Company believes that Mr. Lichtenstein has sufficient net worth and liquidity to satisfy his obligations under these personal guarantees. However, because of the substantial equity in the properties securing the loans, it is unlikely that the Company will have to call upon these personal guarantees. The third loan in the outstanding principal amount of $2,074,994 is secured by interests in nine apartment properties. All of these loans are in good standing but, while the Company believes that all of these loans are adequately secured, a default on some or all of these loans could have a material adverse effect on the Company's business and operating results."

Based on the above, we respectfully request that the Company not be required to file an amended Form 10-KSB for the year ended December 31, 2005, but that the proposed changes be reflected in the Company's future filings.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                     * * * *

Should you have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly or Mrs. Elizabeth Delgado, Treasurer, at (914) 948-1300 or by facsimile at (914) 948-1327.


                                                    Sincerely,

                                                    /s/ Thomas Viertel
                                                    ------------------
                                                    Thomas Viertel
                                                    Chief Financial Officer